EXHIBIT 99.1

[PUBLICIS LOGO]          PUBLICIS GROUPE S.A.

PRESS RELEASE

                PUBLICIS GROUPE SA POSITION CONCERNING CORDIANT

PARIS, JULY 11, 2003 - In light of recent press reports in the United Kingdom, Publicis Groupe SA would like to make clear its position regarding Cordiant Communications Group plc:

- At the Supervisory Board (Conseil de Surveillance) meeting of June 17th , 2003, Maurice Levy, Chairman and CEO (President du Directoire), recommended that Publicis not enter into an auction process for Cordiant and that it withdraw from all further negotiations regarding the acquisition of Cordiant. This recommendation was unanimously approved by the Board.

- In this matter, Publicis Groupe has only an interest limited to a few specific assets including Cordiant's 25% shareholding in ZenithOptimedia Group and the franchises operating under the name of Zenith. On this specific subject, Sir Martin Sorrell committed to sell those interests to Publicis. Since then, no further negotiations have occurred.

- Publicis Groupe SA is in no way involved either directly or indirectly in recent developments regarding Cordiant's shares:

     - Neither Publicis nor its advisors have had any contact or held any discussion of any kind regarding Cordiant with Mrs Ojjeh, or with her advisors, save that Publicis Groupe SA was informed of the fact that she had become a shareholder of Cordiant; Publicis has no knowledge of Mrs Ojjeh's intention in respect of Cordiant.

     - Publicis Groupe has been approached by UK Active Value and its advisors with proposals regarding Cordiant. Publicis Groupe has rejected these proposals.

     - Publicis Groupe has no intention to participate either directly or indirectly in any possible attempt to gain the control of Cordiant.

- Publicis Groupe SA remains interested solely in the Cordiant assets to which Publicis is linked by shareholding, by a brand belonging to Publicis or through clients which have selected Publicis. Therefore, Publicis Groupe does not intend to do anything further, before the situation regarding Cordiant is clarified.

Maurice Levy said, "OUR POSITION HAS ALWAYS BEEN VERY CLEAR AND WE WILL NOT ACCEPT THAT INTENTIONS OR ACTIONS CONTRARY TO REALITY BE ATTRIBUTED TO US."



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[PUBLICIS LOGO]         PUBLICIS GROUPE S.A.


PUBLICIS GROUPE SA (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks : Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA COUNSEL AND BUYING trough two worldwide networks ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

WEB SITES: www.publicis.com and www.finance.publicis.com


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                                    Contacts

          Corporate Communications: Eve Magnant 00 33 (0)l 44 43 70 25
           Investor Relations: Pierre Benaich 00 33 (0)l 44 43 65 00

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